# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AI OKTO Corp., CIK 0002095591
CUSIP: Y2258E107
Title of class of securities: Common Shares, USD 0.001 par value per share
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0001974347
Persons authorized to receive notices and communications: Petros Panagiotis Panagiotidis, 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036, 00 357 25 357 765

## Reporting persons
- Pani Corp. (CIK 0001974347): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,336,185; sole dispositive power 0; shared dispositive power 3,336,185; aggregate amount beneficially owned 3,336,185 (77.2% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of (a) 3,206,185 common shares, par value $0.001 per share, of the Issuer (each common share of the Issuer, a "Share") distributed to Pani Corp. in connection with the Spin-Off Transaction (as defined in the Original Schedule 13D) and (b) 130,000 Shares purchased by Pani Corp. through a series of transactions in the open market on October 23, 2026.
  
  Note to Row 13: Percentage ownership is based on a total number of 4,319,916 Shares outstanding, as disclosed by the Issuer in its registration statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on September 9, 2026.
- Petros Panagiotis Panagiotidis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,336,185; sole dispositive power 0; shared dispositive power 3,336,185; aggregate amount beneficially owned 3,336,185 (77.2% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of (a) 3,206,185 Shares distributed to Pani Corp. in connection with the Spin-Off Transaction completed on October 8, 2026 and (b) 130,000 Shares purchased by Pani Corp. through a series of transactions in the open market on October 23, 2026.
  
  Notes to Row 8:
  
  (1) Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
  
  (2) Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 3,336,185 Shares held by Pani Corp., except to the extent of his pecuniary, voting and dispositive interests in such Shares.
  
  Note to Row 13: Percentage ownership is based on a total number of 4,319,916 Shares outstanding, as disclosed by the Issuer in its registration statement on Form 20-F filed with the SEC on September 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, USD 0.001 par value per share
Name of issuer: AI OKTO Corp.
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Comment:
This Statement constitutes Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D (the "Original Schedule 13D") filed with the SEC on October 16, 2026 by Pani Corp. and Petros Panagiotis Panagiotidis with respect to the Shares of the Issuer.

This Amendment No. 1 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

Pani Corp. purchased 130,000 Shares through a series of transactions in the open market on October 23, 2026 for a total purchase price of $1,059,604.00 (excluding broker commission). The source of the consideration paid by Pani Corp. for such Shares was cash provided by entities controlled by Mr. Panagiotidis, and the source of such cash provided by such entities was personal funds of Mr. Panagiotidis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

See items 7 through 13 on each cover page to this Amendment No. 1, which are incorporated by reference into this Item 5(a). Pani is controlled by Mr. Panagiotidis. Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani. The Shares held by the Reporting Persons represent approximately 77.2% of the outstanding Shares. Such percentage is calculated based on a total number of 4,319,916 Shares outstanding, as disclosed by the Issuer in its registration statement on Form 20-F filed with the SEC on September 9, 2026. Pelagos, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.

To the best knowledge of the Reporting Persons, the Sole Director does not own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 13 on each cover page to this Amendment No. 1, which are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The response set forth in Item 3 of the Original Schedule 13D, as amended by this Amendment No. 1, is incorporated by reference in its entirety into this Item 5(c). Except as set forth in Schedule I to this Amendment No. 1 (which is incorporated by reference into this Item 5(c)), the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares since the filing of the Original Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 -- Schedule I: Transactions in Common Shares Effectuated Since the Filing of the Original Schedule 13D

## Signatures
- Pani Corp.: /s/ Andreas Avgousti, Andreas Avgousti / Director (10/27/2026)
- Petros Panagiotis Panagiotidis: /s/ Petros Panagiotis Panagiotidis, Petros Panagiotis Panagiotidis (10/27/2026)